Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2001	2002	2003	2004	2005
Income (loss) from continuing operations before income taxes	$60,372	$22,811	$41,328	$24,228	$(3,244)

Fixed Charges:
Interest expense (including capitalized interest)	1,229	22	2,886	5,632	5,010
Interest relating to rental expense (1)	3,644	2,853	2,141	2,584	4,079

Total fixed charges	4,873	2,875	5,027	8,216	9,089

Earnings available for fixed charges	$65,245	$25,686	$46,355	$32,444	$5,845

Ratio of earnings to fixed charges	13.39	8.93	9.22	3.95	0.64

(1)	The representative interest portion of rental expense was deemed to be one- third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 which was deemed to be all interest.